Great Panther Resources Limited
Suite 2100, 1177 West Hastings Street
Vancouver, B.C. V6E 2K3
Telephone: (604) 608 1766 Fax (604) 608 1744

TSX: GPR
SEC 20-F Statement Filed; Standard & Poor’s Listed

March 25, 2008	For Immediate Release

NEWS RELEASE

GREAT PANTHER EXTENDS STRIKE LENGTH OF DEEP MINERALIZATION AT GUANAJUATO
MINE; DRILLS 10.82 METRES @ 174g/t SILVER AND 0.75g/t GOLD AND 1.42 METRES @ 1,482g/t
SILVER AND 5.14g/t GOLD

GREAT PANTHER RESOURCES LIMITED (TSX: GPR) is pleased to announce that continued deep diamond drilling at the Company's wholly-owned Guanajuato Mine in Guanajuato, Mexico is extending the silver-gold mineralization along strike to the southeast. Drill-holes EUG07-008 to 012 were all collared 50 metres southeast of holes EUG07-001 to 007 on the 345 level cross cut to test the down dip and strike continuity of the Cata Clavo. All drill holes intersected significant mineralization in multiple zones with some demonstrating excellent widths and others, excellent grades.

Hole EUG07-008 intersected 1.7 metres grading 395g/t silver and 2.13g/t gold in the HW1 zone but had to be abandoned prematurely due to technical reasons. Significant widths of mineralization were intersected in the Veta Madre zone in holes EUG07-009 and EUG07-010, while in EUG08-011 the Veta Madre consisted of several mineralized splays. EUG07-009 intersected 7.36 metres grading 135g/t silver and 0.47g/t gold, while EUG07-010 intersected 10.82 metres grading 174g/t silver and 0.75g/t gold (including 3.52 metres grading 362g/t silver and 1.58g/t gold) in the Veta Madre zone. Holes EUG07-008 to 010 were drilled to intersect the mineralized zones just below the existing workings on the 430 metre level in order to guide mine development in this area. EUG08-011, drilled below the previous three, intersected 0.33 metres grading 4,280g/t silver and 13.1g/t gold and 1.03 metres grading 176g/t silver and 6.01g/t gold in Veta Madre 1 and 2, respectively.

The HW1 zone was further tested to a vertical depth of 500 metres, in EUG08-012, with three intersections, the best of which returned 1.42 metres grading 1,482g/t silver and 5.14g/t gold. This interval matches well with the high grade intersection located 50 metres to the northwest and down dip in previously reported (Feb. 26, 2008) EUG07-002 which intersected 1.0 metre grading 5,773g/t silver and 15.45g/t gold in the HW1 zone. Highlights are detailed in the table below and maps and sections can be viewed on the Company’s website at www.greatpanther.com.

Holes EUG08-013 to 016 were also drilled from this second station and assays are being compiled. Drilling is now continuing from the third of six underground stations, located another 50 metres to the southeast of the second site. To date, every hole in the deep drilling at Cata has intersected good mineralization and the program is confirming wide spaced historic drill data that indicated the extension of silver-gold mineralization in this area for at least 150 metres below the existing workings and over a strike length of approximately 300 metres. Seven sub-parallel zones of economic note have now been identified within a system of intense silicification, brecciation, and quartz vein flooding up to 60 metres in thickness.

Samples were assayed by SGS at the Company’s Guanajuato Mine site laboratory and diamond drilling was contracted to Canrock Drilling, of San Luis de Potosi. Robert F. Brown, P. Eng and Vice President of Exploration for the Company, is the Qualified Person for the Guanajuato Mine Project, under the meaning of NI43-101, and has reviewed these results. The Company’s QA/QC program includes the regular insertion of blanks and standards into the sample shipments, plus ISO certified laboratory checks.

Great Panther owns a 100% interest in the Guanajuato Mine Complex. Historically, the Guanajuato Mine was one of the largest silver producers in Mexico and encompasses the core of the Guanajuato District, which has produced 1.2 billion ounces of silver and 4.5 million ounces gold.

Highlights of drill hole intersections:

Hole #	From (m)	To (m)	Width (m)	True Width (m)	Silver (g/t)	Gold (g/t)	Zone

EUG07-008	90.05	91.75	1.70	1.70	395	2.13	HW 1

EUG07-009	145.47	152.83	7.36	7.36	135	0.47	V. Madre

EUG07-010	88.98	89.58	0.60	0.60	300	0.95	HW 1
	144.80	155.62	10.82	10.82	174	0.75	V. Madre
including	144.80	148.32	3.52	3.52	362	1.58	V. Madre

EUG08-011	134.96	143.50	8.54	7.69	89	1.43	Contact
	145.38	145.71	0.33	0.30	4,280	13.10	V. Madre 1
	148.29	149.32	1.03	0.93	176	6.01	V. Madre 2

EUG08-012	140.22	141.64	1.42	0.99	1,482	5.14	HW 1
	145.38	147.13	1.75	1.23	315	1.44	HW 1
	156.96	162.54	5.58	3.91	213	0.63	HW 1

For further information please contact Brad Aelicks or Don Mosher at telephone 604 685 6465, fax 604 899 4303 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Robert A. Archer”

Robert A. Archer, President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.